February 11, 2013	Phillip R. Pollock 415.772.9679 direct ppollock@weintraub.com

Rolaine S. Bancroft, Esq.

Michelle Stasny, Esq.

Special Counsel

Division of Corporation Finance

Office of Structured Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Sequoia Mortgage Funding Corporation

Sequoia Residential Funding, Inc.

Registration Statement on Form S-3

Filed January 4, 2013

File Nos. 333-185882 and -01

Dear Ms. Rolaine and Ms. Stasny:

On behalf of Sequoia Mortgage Funding Corporation and Sequoia Residential Funding, Inc. (the “Co-Registrants” or the “Depositors”), we are filing pursuant to the Securities Act of 1933, as amended, with the Securities and Exchange Commission via EDGAR Amendment No. 1 to the above-referenced Registration Statement on Form S-3 filed January 4, 2013.

Set forth below are our responses to the Staff’s comment letter dated January 31, 2013. For your convenience, each response is preceded by a boldface recitation of the comment letter’s numbered paragraph.

Registration Statement on Form S-3

General

1.	Please note that our comments to any of the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one prospectus supplement apply to another prospectus supplement, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction. Also, in your response to our comments, please indicate the page numbers where corresponding revisions have been made in the related prospectus supplements, or base prospectus, as applicable.

Rolaine S. Bancroft, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

February 11, 2013

Response: We understand that your comments issued for one prospectus supplement apply to the other prospectus supplement as well, and we confirm that we have applied your comments to any of the base or the supplements universally. Also, in our responses to your comments we have indicated the base and/or prospectus supplement page numbers where corresponding revisions have been made.

2.	Multiple issuers of securities on an unallocated shelf registration statement must allocate the amount of securities registered among the issuers and the prospectus must reflect the securities being issued by each registrant, except in limited circumstances involving securities issued by a parent and a subsidiary. See Telephone Interpretation 25S available on the sec.gov website. Please either revise the table and footnotes to indicate the amount of securities to be issued by each registrant or advise.

Response: We have revised the table and footnote at the bottom of the Form S-3 Registration Statement cover page to indicate the amount of securities to be issued by each registrant.

3.	We note that you are registering certificates under the pending registration statement. In light of the recent federal district court ruling that the Trust Indenture Act of 1939 applies to asset-backed securities in the form of certificates, please tell us what consideration you have given or will give to the pending case regarding the application of the Trust Indenture Act of 1939 and what information you will include in the prospectus supplement for a takedown of certificates. See also note to Compliance and Disclosure Interpretation 202.01 under the Trust Indenture Act (stating that the staff is considering the interpretation in light of this ruling).

Response: We have considered the recent federal district court rulings which held that the Trust Indenture Act of 1939 is applicable to certain agreements that are similar to the pooling and servicing agreement. We have added disclosure language to the Version 2 prospectus supplement. Please see pages S-59 and S-60 of the Version 2 prospectus supplement.

Prospectus Supplement(s)

Cover Page

4.	We note that the bonds and certificates offered by the prospectus supplements will be offered to the public by one or more underwriters. Please add disclosure regarding how the underwriters will price the bonds and certificates to the public. Please also add bracketed language to disclose the underwriter’s discounts and commissions on both a per minimum denomination basis and for the total amount of the offering or the price paid by the underwriter per bond or certificate in your preliminary prospectus. Please also disclose the nature of the underwriting arrangements. If the offering is not made on a firm commitment basis, please provide a brief description of the underwriting arrangements. For instance, please disclose the nature of any agreement entered into with an underwriter regarding the issuance of the securities prior to the execution of the underwriting agreement, to the extent applicable. Refer to Item 501 of Regulation S-K.

Rolaine S. Bancroft, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

February 11, 2013

Response: As stated in the existing disclosure, the securities will be offered by the underwriter(s) from time to time for sale to the public in negotiated transactions or otherwise at varying prices determined at the time of sale. The registrants do not determine or agree to a fixed price at which the securities will be sold to the public or specific underwriter’s discounts and commissions. Rather, the underwriter negotiates the purchase price for each class of securities directly with investors. We have added a sentence stating that the compensation to the underwriter is the excess, if any, of the purchase price paid by the investor (which each investor will know) and the purchase price paid by the underwriter to the depositor, which is specified on the cover page. Please see the cover page of each version of prospectus supplement as well as page S-68 of each prospectus supplement under “Method of Distribution.” Information regarding the purchase price paid by the underwriter per minimum denomination for each class of certificates will be included in the table under “Method of Distribution” on page S-68 of each version of prospectus supplement. We have also added to the cover of each version and to page S-68 of Version 1 prospectus supplement and page S-69 of Version 2 prospectus supplement bracketed disclosure that would be applicable to any underwriting arrangement that is made on a best efforts basis. Finally, we have also added bracketed language describing any agreement regarding the issuance of the securities prior to the execution of the underwriting agreement under “Method of Distribution” (page S-68 of Version 1 prospectus supplement and page S-69 of Version 2 prospectus supplement), which we have cross referenced on each cover page.

Important Notice About Information in this Prospectus Supplement and the Accompanying Prospectus, page S-i

5.	Please delete your disclosure regarding forward-looking statements as the provisions to do not apply to you.

Response: We acknowledge that we are not eligible for the safe harbor provided under Section 27A of the Securities Act of 1933. We have deleted the reference to Section 27A of the Securities Act of 1933 from page S-i of each version of prospectus supplement to remove any implication that the safe harbor is available. However, we have retained the remainder of the paragraph in question in both versions of prospectus supplement because we believe that such paragraph contains important investor disclosures.

Rolaine S. Bancroft, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

February 11, 2013

Additional Information, page S-39

6.	We note that you state that the indenture or pooling and servicing agreement will be filed with Form 8-K after the initial issuance of the offered bonds or offered certificates, respectfully. Please be advised that finalized agreements, including the exhibits to these agreements, should be filed as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement prior to or at the time of the final prospectus. Please revise your disclosure to confirm that agreements will be filed simultaneously with or prior to the final prospectus. Refer to SEC Release No. 33-6470 at note 11, Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Response: We have revised our disclosure in each of the two prospectus supplements to indicate that agreements will be filed on Form 8-K simultaneously with or prior to the filing of the final prospectus. Please see page S-31 of Version 1 prospectus supplement and page S-30 of Version 2 prospectus supplement.

Method of Distribution, S-88

7.	Please provide a table that sets out the nature of the compensation and the amount of discounts and commissions to be paid to the underwriter for each security on a minimum denomination basis and in total. Please include all other items considered by the National Association of Securities Dealers to be underwriting compensation for purposes of that Association’s Rules of Fair Practice. Refer to Item 508(c) of Regulation S-K.

Response: We have added a table specifying the purchase price to be paid by the underwriter for each class of certificates, on a minimum denomination basis and in total. The registrants currently do not contemplate the payment of any other types of additional underwriting compensation as described in the NASD’s Rule of Fair Practice, but we have inserted a bracketed placeholder providing for the disclosure of any such compensation, if applicable, with respect to any particular offering. Please see page S-68 of Version 1 prospectus supplement and page S-69 of Version 2 prospectus supplement under “Method of Distribution.”

8.	Additionally, please disclose, to the extent applicable, whether the underwriter’s discounts and commissions are subject to adjustment and, if so, the terms and conditions of any such adjustment, including the various circumstances that could change the actual purchase price paid by the underwriter. You may use bracketed language to indicate that the actual purchase price paid by the underwriter will be included in the prospectus supplement at the time of takedown.

Rolaine S. Bancroft, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

February 11, 2013

Response: As stated above in response to question 4, the registrants do not agree to or determine a fixed price at which the securities will be sold to the public or specific underwriter’s discounts and commissions. Rather, the underwriter purchases the certificates from the depositor for a specified purchase price, and then negotiates the purchase price for each class of certificates directly with investors. Bracketed text has been added (page S-68 of the Version 1 prospectus supplement and page S-69 of the Version 2 prospectus supplement) to indicate that the purchase price paid by the underwriter to the depositor will be included in the final prospectus supplement. In addition, if the underwriting agreement includes terms providing for an adjustment to the purchase price, a description of the terms of any such adjustment will be included. Bracketed text that includes a sample description of such an adjustment has been added in a footnote to the pricing table. Please see page S-68 of each of the versions of prospectus supplement under “Method of Distribution.”

9.	Please advise us as to how the underwriters intend to comply with NASD Rules IM-2440-1 and IM-2440-2 in selling the bonds and certificates to the public, or explain why these provisions are not applicable.

Response: Each underwriter will be responsible, in accordance with its internal policies and procedures, to comply with the applicable provisions of IM 2440-1 and IM 2440-2. The registrants will seek a covenant from the underwriters in the underwriting agreement requiring each underwriter to comply with such NASD Rules in offering and selling the certificates.

Base Prospectus

The Loans, page 22

10.	We note that the loans may be underwritten to standards below “A” quality (e.g., Alt-A, A minus or subprime). Please add language to the prospectus supplement providing disclosure, to the extent material, regarding any special or unique factors involved in servicing these particular types of assets, and the servicer’s processes and procedures designed to address such factors in accordance with Item 1108(c)(3) of Regulation AB. We note your risk factor discussion on page S-11 regarding recent trends in the residential mortgage market. Please also update your risk factors to discuss under a separate heading the risks related to subprime loans and include recent subprime statistics. Refer to Item 1103(b) of Regulation AB and Item 503(c) of Regulation S-K.

Response: We have revised the language of the Base Prospectus under “The Issuing Entities and the Issuing Entity Assets - The Loans” to clarify that no material portion of an issuing entity’s asset pool will be comprised of loans underwritten to quality standards that may be regarded as subprime loans. Please see page 21 of the Base Prospectus. The table headed “Exceptions to Underwriting Guidelines at Origination” included in Annex A to the prospectus supplement will list all loans that might be, as a result of an exception that is made to an originator’s underwriting guidelines in originating a mortgage loan, regarded as subprime. Due to the limited number of such loans in any asset pool, no special servicing policies or procedures will be adopted for such loans. For the same reason, no separate risk factor addressing the risks of subprime loans is appropriate. We do not believe that any special or unique factors are involved in servicing Alt-A or A minus loans and no special servicing policies or procedures will be adopted for such loans. We have revised the Risk Factor called “Underwriting Standards May Affect Risk of Loss on the Mortgage Loans” in each of the two forms of prospectus supplement, page S-13 of Version 1 and page S-12 of Version 2, to include additional disclosure language regarding risks arising from the underwriting criteria applied by the originators. Additionally, both versions of prospectus supplement already include on, page S-14 of Version 1 and page S-12 of Version 2, a risk factor regarding exceptions to underwriting guidelines called “In Underwriting the Mortgage Loans, an Originator May Not Have Followed Its Underwriting Guidelines; Underwriting Guidelines May Not Identify or Appropriately Assess Repayment Risks.”

Rolaine S. Bancroft, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

February 11, 2013

11.	It appears that you intend to include “hybrid” mortgage loans, “negative amortization” mortgage loans and “option ARMs” in the asset pool. If these types of assets will represent a material portion of the asset pool, please revise the prospectus supplement(s) to disclose the information called for in Item 1111(b)(9) of Regulation AB to the extent material or limit the breadth of the mortgage pool in the base prospectus.

Response: In accordance with Section III.A.3.b of Release No. 33-8518 adopting Regulation AB, we have further revised the language of the Base Prospectus under “The Issuing Entities and the Issuing Entity Assets - The Loans” to clarify that neither “negative amortization” loans nor “option ARMs” will be included in the asset pool of any issuing entity. Please see pages 22-23 of the Base Prospectus. Conforming changes have been made to Risk Factors and throughout the Base Prospectus. Please see pages 1-4, 6, 21-23, 26, 35, 53 and 55 of the Base Prospectus. The category “hybrid” mortgage loans may represent a material portion of an issuing entity’s asset pool. We have added a risk factor to each form of prospectus supplement specifically addressing hybrid loans. Please see page S-15 of the Version 1 prospectus supplement and page S-14 of the Version 2 prospectus supplement.

Part II

Item 16. Exhibits, page II-2

12.	We note that on page S-39 of the prospectus supplement that the issuing entity was established by an amended and restated deposit trust agreement. However, this agreement is not listed in your list of exhibits that are either incorporated by reference or to be filed by amendment. Please file the form of amended and restated deposit trust agreement with your next amendment. We also note that the Form of Trust Agreement you incorporate by reference in Exhibit 4.2 is from a registration statement filed on May 14, 1997 and the exhibit is not available on EDGAR. It is unclear to us whether the Form of Trust agreement is the agreement you describe in the prospectus as the amended and restated deposit trust agreement. Please advise or revise to clarify.

Rolaine S. Bancroft, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

February 11, 2013

Response: We are filing the Form of Amended and Restated Deposit Trust Agreement as Exhibit 4.2 to the Amendment No. 1 to Registration Statement on Form S-3 accompanying this Response Letter.

If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9679 or my colleague Stacy K. Stecher at (415) 772-9642.

Very truly yours,

weintraub tobin chediak coleman grodin

LAW CORPORATION

/s/ Phillip R. Pollock

Phillip R. Pollock
PRP/sks
cc:	Mr. John Isbrandtsen, Sequoia Residential Funding, Inc.
Mr. Andrew Stone, Sequoia Residential Funding, Inc.